EXHIBIT 1

Managers of NTOP Holdings, LLC

Set forth below are the name, position, present principal occupation and business address of each manager of NTOP Holdings, LLC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NTOP Holdings, LLC. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Manager	Chairman of the Board of IDT Corporation (“IDT”)	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Manager	Senior Vice President, General Counsel, Secretary and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Anthony S. Davidson	Manager	Manager	c/o NTOP Holdings, LLC 400 North Stephanie Street, Suite 235 Henderson, Nevada 89014

Anthony Werner	Manager	Chief Technology Officer of Liberty Media Corporation	c/o Liberty Media Corporation 1300 Liberty Boulevard Englewood, CO 80112